

January 24, 2014

Via E-mail
Alan B. Levan
Chairman, Chief Executive Officer and President
BFC Financial Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, FL 33301

      Re: BFC Financial Corporation
                Form 10-K for Fiscal Year Ended
                December 31, 2012
                Filed April 1, 2013
                File No. 001-09071

Dear Mr. Levan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathryn McHale

                    Kathryn McHale
                    Staff Attorney

cc: Via E-mail
       John K. Grelle
       Alison W. Miller, Esq.